SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      First Union Real Estate Equity and
                             Mortgage Investments

                               (Name of Issuer)

                         Shares of Beneficial Interest
                        -------------------------------
                          (Title of Class of Security)

                                  337 400 105
                                --------------
                                 (CUSIP Number)

                               W. Edward Scheetz
                     c/o Apollo Real Estate Advisors, L.P.
                          1301 Avenue of the Americas
                           New York, New York 10019
                          Telephone:  (212) 261-4000
                   ----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:

                             Patrick J. Foye, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                              New York, NY  10022
                          Telephone:  (212) 735-2274

                               December 27, 1996
        --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule
     13d-1(b)(3) or (4), check the following box:  [   ]

               Check the following box if a fee is being paid with the statement: [X]


                                SCHEDULE 13D

 CUSIP No.

 1   name of reporting person
     s.s. or i.r.s. identification no. of above person

      APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

 2   check the appropriate box if a member of a group               (a) (X)
                                                                    (b) ( )

 3   sec use only

 4   source of funds
     AF

 5   check box if disclosure of legal proceedings is required
     pursuant to items 2(d) or 2(e)                                 (  )

 6   citizenship or place of organization
     Delaware

                   7  sole voting power
                      0
    NUMBER OF
     SHARES        8  shared voting power
   BENEFICIALLY       942,093
     OWNED BY
      EACH         9  sole dispositive power
    REPORTING         0
     PERSON
      WITH        10  shared dispositive power
                      942,093

 11  aggregate amount beneficially owned by each reporting person
     942,093

 12  check box if the aggregate amount in row (11) excludes certain
     shares                                                          (  )

 13  percent of class represented by amount in row (11)
     5.2%

 14  type of reporting person
     PN



                                SCHEDULE 13D

 CUSIP No.

 1   name of reporting person
     s.s. or i.r.s. identification no. of above person

     APOLLO REAL ESTATE ADVISORS II, L.P.

 2   check the appropriate box if a member of a group                (a) (X)
                                                                     (b) ( )

 3   sec use only

 4   source of funds
     WC, OO

 5   check box if disclosure of legal proceedings is required
     pursuant to items 2(d) or 2(e)                                  (  )

 6   citizenship or place of organization
     Delaware

                   7  sole voting power
                      0
    NUMBER OF
      SHARES       8  shared voting power
   BENEFICIALLY       942,093
     OWNED BY
       EACH        9  sole dispositive power
    REPORTING         0
     PERSON
      WITH        10  shared dispositive power
                      942,093

11  aggregate amount beneficially owned by each reporting person
    942,093

12  check box if the aggregate amount in row (11) excludes certain
    shares                                                          (  )

13  percent of class represented by amount in row (11)
    5.2%

14  type of reporting person
    PN


                    This Schedule 13D is being filed by Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. with respect to the Shares of Beneficial Interest (the "Shares") of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union").

          Item 1.   Security and Issuer.

                    This statement relates to the Shares of First
          Union. The principal executive offices of First Union are located at 55 Public Square, Suite 1900, Cleveland,
          Ohio 44113.

          Item 2.   Identity and Background.

                    (a)-(c), (f). This statement is being filed jointly by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"), a limited partnership organized under the laws of Delaware and Apollo Real Estate Advisors II, L.P. ("AREA II"), a limited partnership organized under the laws of Delaware. AREIF II and AREA II are sometimes collectively referred to herein as the "Reporting Persons".

                    AREIF II is principally engaged in the business of investment in real estate-related interests. The address of AREIF II's principal executive office and principal business is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

                    AREA II is the managing general partner of AREIF II. AREA II is principally engaged in the business of serving as managing general partner of AREIF II. The address of AREA II's principal executive office and principal business is c/o Apollo Real Estate Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

                    The sole general partner of AREA II is Apollo
          Real Estate Capital Advisors II, Inc., a Delaware corporation ("Capital Advisors II"). Capital Advisors II is principally engaged in the business of serving as general partner of AREA II.

                    Information attached hereto as Schedule I is information concerning the general partners of the Reporting Persons and the executive officers and directors of Capital Advisors II, which information is required to be disclosed in response to Item 2 and general instruction C to Schedule 13D. Each of such persons is a citizen of the United States. All such persons on Schedule I disclaim beneficial ownership of and any pecuniary interest in the Shares beneficially owned by the Reporting Persons.

                    (d) and (e).  Neither AREIF II, AREA II,
          Capital Advisors II, nor, to the best of these entities knowledge, any of the individuals named in Schedule I hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          Item 3.   Source and Amount of Funds or Other
                    Consideration.

                    In connection with the purchase of the Shares, the Reporting Persons beneficially own an aggregate of 942,093 Shares which were purchased at a total purchase price of approximately $8,994,260 as of the date hereof. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer.

          Item 4.   Purpose of the Transaction.

                    The Reporting Persons acquired beneficial ownership of the Shares in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of First Union. The Reporting Persons have considered various alternative proposals to increase the value of their Shares and may from time to time consider implementing such alternatives. In this respect, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to First Union's trustees, to acquire additional Shares from time to time or to sell or otherwise dispose of all or part of the Shares beneficially owned by them in any manner permitted by law. On December 23, 1996, representatives of the Reporting Persons met with First Union's chairman and chief executive, James C. Mastandrea, to discuss the foregoing intentions with respect to the Shares. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

          Item 5.    Interest in Securities of the Issuer.

                    (a)  As of the date hereof, the Reporting
          Persons beneficially own an aggregate of 942,093 Shares which represents approximately 5.2% of the outstanding Shares of First Union. This amount is represented by 216,800 Shares and 219,400 shares of First Union Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest (the "Preferred Shares"). Each Preferred Share is immediately convertible into 3.3058 Shares.

                    (b) The Reporting Persons share the voting and dispositive power with respect to the 942,093 Shares which they beneficially own.

                    To the best of the Reporting Persons'
          knowledge, none of the individuals listed on Schedule I owns any Shares or can vote or direct the vote of any Shares, nor can any such individual dispose or direct the disposition of any Shares.

                    (c)  Except as set forth on Schedule II, no
          person named in response to paragraph (a) of this Item has effected any transaction in the Shares during the past sixty days.

                    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                    (e)  Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships With Respect to Securities of the
                    Issuer.

          Not applicable.

          Item 7.   Material to be Filed as Exhibits.

          Not applicable.


                                  SCHEDULE I

                    The following sets forth information with respect to the executive officers and directors of Capital Advisors II, which is the sole general partner of AREA II.

                    Messrs. Leon D. Black, John J. Hannan and
          William L. Mack are executive officers and directors of Capital Advisors II. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"), and of Lion Capital Management, Inc., a Delaware corporation ("Lion Management"). Messrs. Black and Hannan are founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), Lion Advisors, L.P. ("Lion Advisors"), and together with Mr. Mack of Apollo Real Estate Advisors II, L.P. The principal occupation of Mr. Mack is to act as a consultant to Apollo Advisors and as a principal to Apollo Real Estate Advisors, L.P. and to act as President and Managing Partner of the Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties. The principal business of Apollo Advisors and of Lion Advisors is to provide advice regarding investments in securities and the principal business of Apollo Real Estate Advisors, L.P. is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, New York 10019.


                                  SCHEDULE II

                        TRANSACTIONS IN THE SECURITIES

                    Set forth below are the transactions in the Shares and the Preferred Shares that were effected during the past sixty days by AREIF II through its registered broker-dealer in New York. Transactions in parenthesis indicate the disposition of Shares.

                          Number of        Price per
              Date        Shares           Share          Series

            11/8/96        75,000          $8.6250        Shares
            11/11/96      438,000           8.9934        Shares
            11/11/96       25,700          30.1196      Preferred
            11/12/96      240,600           9.9438        Shares
            11/12/96       10,200          32.9608      Preferred
            11/14/96      (38,600)         10.3750        Shares
            11/14/96       11,700          34.3750      Preferred
            11/15/96      (52,800)         10.1998        Shares
            11/15/96       16,000          33.9570      Preferred
            11/21/96     (506,400)         10.1224        Shares
            11/21/96      153,200          33.9821      Preferred
            11/25/96        2,600          33.5000      Preferred
            12/27/96       45,000          12.0000        Shares
            12/30/96        1,000          11.8750        Shares
            12/30/96       15,000          12.0000        Shares


                                   SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:   January 6, 1997

                         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                         By:  Apollo Real Estate Advisors II, L.P.
                              Managing Member

                         By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                              By:  /s/   Michael D. Weiner
                                   ---------------------------
                              Name:   Michael D. Weiner
                              Title:  Vice President,
                                      Apollo Real Estate Capital
                                        Advisors II, Inc.


                         APOLLO REAL ESTATE ADVISORS II, L.P.

                         By: Apollo Real Estate Capital Advisors II, Inc. General Partner

                              By:  /s/  Michael D. Weiner
                                   --------------------------
                              Name:   Michael D. Weiner
                              Title:  Vice President,
                                      Apollo Real Estate Capital
                                        Advisors II, Inc.